Filed Pursuant to Rule 424(b)(3)
File No. 333-151827
PROSPECTUS SUPPLEMENT (DISCLOSURE REPORT NO. 1)
TO PROSPECTUS DATED October 15, 2010
LendingClub Corporation
Member Payment Dependent Notes
This prospectus supplement supplements and amends the prospectus dated October 15, 2010 (the Prospectus), which was part of Post Effective Amendment #8 and filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission (the SEC), by increasing the sub-grade modifiers for A and B grade 60 month loans.
The Prospectus (as supplemented by prior supplements) and this prospectus supplement relate to up to $600,000,000 in principal amount of Member Payment Dependent Notes (the Notes) to be issued by LendingClub Corporation (LendingClub). We will issue the Notes in series and each series will correspond to a single consumer loan originated through our platform to one of our borrower members. In the Prospectus (as supplemented by prior supplements) and this prospectus supplement, we refer to these consumer loans generally as “member loans.” The terms of the Notes are as set forth in the Prospectus (as supplemented by prior supplements).
You should read this prospectus supplement together with the Prospectus and any prior prospectus supplements. This prospectus supplement is qualified by reference to the Prospectus and any prior prospectus supplements, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus or any prior prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus (as supplemented by prior supplements), including all amendments and supplements thereto.
This offering is highly speculative and the Notes involve a high degree of risk. Investing in the Notes should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 13 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus supplement is November 5, 2010.

Change to sub-grade modifier for A and B grade 60 month loans.
Currently, the sub-grade modifiers based upon the term of the loan are as follows:

Sub-Grade
Loan Term	Modifier
Three years	0
Five years
A1-A5	(1)
B1-B5	(2)
C1-G5	(6)
Effective November 6, 2010, LendingClub will increase the sub-grade modifier for A and B grade 60 month loans as set forth below.
On page 36 of the Prospectus, the following table is amended and restated in its entirety to read as follows:
Seventh, we modify the sub-grade based on the term of the loan as follows:

Sub-Grade
Loan Term	Modifier
Three years	0
Five years
A1-A5	(5)
B1-B5	(5)
C1-G5	(6)
On page 37 of the Prospectus, the following example is amended and restated in its entirety to read as follows:
Example
Assume a borrower member requests a $5,000 loan, and the borrower member has a FICO score of 700, 10 open accounts, four credit inquiries in the last six months, 50% utilization of credit limit and more than 60 months of credit history. We would first assign this borrower a B2 sub-grade because the borrower’s FICO is 700. Next, we would make no sub-grade modification for open accounts, because 10 open accounts is greater than 5 and less than 22. We would then lower the borrower member’s initial B2 base sub-grade one level (to B3) based on four credit inquiries in the last six months, because four credit inquiries in the last six months results in a one level reduction in sub-grade. We would make no sub-grade modification for 50% utilization of credit limit, since it is greater than 5% but less than 85%, and we would make no sub-grade modification for length of credit history, because the borrower member has more than 60 months of credit history. Because the requested loan amount, $5,000, is between 25-49% of the guidance limit of $15,000 for B loan grades, we would not make any sub-grade modification. If the borrower also requested that the term of the loan by for five years, we would lower the credit grade an additional five sub-grades from B3 to C4.